EXHIBIT 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2010 third quarter results

  Bell revenues up 1.8%; operating income up 15.6%; EBITDA(1) up 3.1%

  Bell Wireless operating revenues up 8.1%, service revenues up 9.8%; blended ARPU up $1.41 on wireless data revenue growth of 39%

  Best ever wireless gross activations of 537,295; record postpaid gross activations of 368,154; postpaid net additions up 31%

  Bell Wireline operating income up 48.9%; Bell Wireline EBITDA up 5.4% on TV revenue growth of 9.3% and diligent cost control

  Cash flows from operating activities up 8.7%; free cash flow(2) up 25.1%

  Strong Adjusted EPS performance due to higher EBITDA, impact of NCIB

MONTRÉAL, November 4, 2010 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the third quarter of 2010.

BCE delivered strong financial performance with cash flows from operating activities growing by 8.7% to $1,670 million, free cash flow growing by 25.1% to $812 million and net earnings applicable to common shares of $528 million. Bell had revenue growth of 1.8%, reflecting strong TV and wireless revenue growth of 9.3% and 8.1%, respectively; operating income growth of 15.6%; EBITDA growth of 3.1%; wireless gross subscriber activations of 537,295 and postpaid net additions of 159,465; TV net additions of 18,538 and high-speed Internet additions of 21,668.

“Our accelerating operating momentum and robust financial performance confirms the Bell team’s intense execution of our 5 Strategic Imperatives in an increasingly competitive communications marketplace,” said George Cope, President and CEO of BCE and Bell Canada. “Bell’s Q3 progress encompassed strong growth in TV, Internet and especially wireless, the introduction of unique new products and services that take full advantage of our extensive investments in broadband networks, continued improvement in both business and residential network access line performance and rigorous cost management.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“Bell’s strategic agenda has moved forward substantially, with record Q3 wireless performance, including accelerating smartphone penetration, data growth of 39% and solid ARPU growth; the launch of our next generation Bell Fibe TV service; the announcement of our acquisition of Canada’s #1 media company, CTV; a wide-ranging NFL content deal for Bell Mobile TV; and enhanced ICT leadership at Bell Business Markets with the acquisitions of xwave and Hypertec announced in October,” said Mr. Cope. “Bell is leveraging its significant investments in world-leading wireless and fibre infrastructure to deliver Canadian consumers and business clients the best broadband services and content now and position the company for future growth.”

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“Our strong financial performance this quarter was highlighted by significant net earnings generation and free cash flow growth of 25%, reflecting continued strong wireless revenue growth and improved year-over-year wireline results,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “We also continued to take significant costs out of the business, contributing to healthy EBITDA growth and margin expansion even as we increased investment in customer acquisition and retention and faced intensified competition across all product lines.”

“Additionally, with a substantial cash balance of approximately $1.2 billion at the end of the quarter and access to significant committed bank credit facilities, we maintain a strong balance sheet and liquidity position to support the growth of our business and our capital structure objectives. We have returned $375 million in cash to BCE shareholders in share repurchases under our 2010 NCIB, which is now 75% complete. And in October, using cash on hand, we repaid US$200 million of maturing debt comprised of Bell’s 9.5% Series ES Debentures, our last debt maturity for 2010,” said Mr. Vanaselja.

Bell’s operating revenues increased by 1.8% this quarter, to $3,858 million, as higher wireless, TV, and wireline data revenues more than offset declines in local and access, long distance and equipment and other revenues.

Bell’s operating income increased by 15.6% to $674 million this quarter due to higher EBITDA and lower restructuring and other costs. Bell’s EBITDA grew by 3.1% to $1,493 million this quarter due to higher revenues, disciplined cost management and lower pension expense.

Bell Wireless operating revenues increased by 8.1% this quarter with service revenues increasing by 9.8% and product revenues decreasing by 2.8%. Bell Wireless operating income and EBITDA decreased by 5.9% and 1.7% respectively due to the higher levels of gross activations and customer upgrades. Blended ARPU increased by $1.41 to $53.54 year over year as data revenue growth of 39% more than offset voice ARPU declines due to customer adoption of richer rate plans.

Gross activations of 537,295 included record postpaid gross activations for any quarter of 368,154 due primarily to an emphasis on postpaid acquisition at Bell Mobility and Virgin Mobile. In addition, Bell Wireless postpaid net additions increased 31% to 159,465, a best-ever Q3 performance and the highest quarterly performance since Q4 2002.

Bell Wireline operating revenues decreased by 0.9% as TV and wireline data revenue growth were more than offset by declines in local and access, long distance and equipment and other revenues. Bell Wireline operating income increased by 48.9% as a result of higher EBITDA, lower restructuring and other costs and lower depreciation and amortization of intangible assets. Bell Wireline EBITDA increased by 5.4% due to cost reductions and lower pension expense.

The Bell Wireline segment had total NAS losses of 92,169 this quarter, an improvement of 10.6% compared to last year. TV subscribers increased by 18,538 this quarter compared to an increase of 40,665 in the same period last year. High-speed Internet net subscribers increased by 21,668 this quarter compared to an increase of 21,531 last year.

Bell invested $634 million of capital this quarter, or 7.6% more than the same period last year, reflecting increased investment in the wireline broadband network, including the continued rollout of fibre to residential neighbourhoods, multiple-dwelling units and fibre-to-the-home (FTTH) in Québec City, and the ongoing grooming of our network to support Bell’s Fibe TV service.

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BCE’s cash flows from operating activities increased by 8.7% this quarter to $1,670 million due to a decrease in restructuring and other payments, higher EBITDA and an improvement in working capital. Free cash flow increased by 25.1% to $812 million this quarter due to an increase in cash flows from operating activities partly offset by an increase in capital expenditures.

BCE’s net earnings applicable to common shares were solid this quarter at $528 million, or $0.70 per share, but slightly lower than $558 million, or $0.72 per share, for the same period last year due to lower income tax expense in Q3 2009 resulting from the favourable resolution of uncertain past tax positions. As a result, relatively higher income tax expense this quarter offset the favourable impacts of higher EBITDA, lower interest and restructuring and other expenses, and fewer outstanding BCE common shares due to share repurchases under BCE’s normal course issuer bid program. As a result of the same factors, BCE’s Adjusted EPS(3) was slightly lower this quarter at $0.82 compared to $0.84 for the same period last year.

Financial Highlights
($ millions except per share amounts) (unaudited)	Q3 2010	Q3 2009	% change
Bell (i)
Operating Revenues	3,858	3,788	1.8%
EBITDA	1,493	1,448	3.1%
Operating Income	674	583	15.6%
BCE
Operating Revenues	4,516	4,457	1.3%
EBITDA	1,832	1,801	1.7%
Operating Income	869	782	11.1%
Net Earnings Applicable to Common Shares	528	558	(5.4%)
EPS	0.70	0.72	(2.8%)
Adjusted EPS	0.82	0.84	(2.4%)
Cash Flows from Operating Activities	1,670	1,537	8.7%
Free Cash Flow	812	649	25.1%

(i)   Bell includes the Bell Wireless and Bell Wireline segments.

BCE’s operating revenues increased by 1.3% to $4,516 million this quarter as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s operating income increased by 11.1% to $869 million this quarter as higher operating income at Bell was partly offset by lower operating income at Bell Aliant. BCE’s EBITDA increased by 1.7% to $1,832 million this quarter as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

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Bell Wireless Segment
With continued momentum from the launch of its world-leading HSPA+ network, Bell Wireless delivered record postpaid gross activations for any quarter and a Q3 record for postpaid net additions, strong data growth and increased smartphone penetration.

  Total Bell Wireless operating revenues increased by 8.1% to $1,274 million this quarter. Service revenues increased by 9.8% to $1,160 million due to subscriber growth and wireless data revenue growth of 39%. Product revenues decreased by 2.8% to $103 million due to competitive pricing on handsets.

  Blended ARPU increased by $1.41 to $53.54. Postpaid ARPU increased by $0.95 to $65.04 due to growth in data usage partly offset by increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices. Prepaid ARPU increased by $0.49 to $18.85 due to higher average usage per customer.

  Bell Wireless operating income decreased by 5.9% to $333 million this quarter as a result of lower EBITDA and higher depreciation and amortization of intangible assets. Bell Wireless EBITDA decreased by 1.7% to $467 million this quarter due to higher subscriber acquisition costs associated with higher gross activations and an increase in customer upgrades.

  EBITDA margins on wireless service revenues decreased to 40.3% this quarter from 45.0% last year.

  Total gross activations were 537,295 this quarter, or 7.3% higher than last year. Postpaid gross activations were 368,154, or 22.0% higher than last year, and represented the highest number of postpaid gross activations ever achieved by Bell Wireless for any quarter. Prepaid gross activations were 169,141, or 15.0% lower than last year.

  Total net additions were 137,880 this quarter, or 2.3% higher than last year. Postpaid net additions were 159,465 this quarter, or 31.0% higher than last year, a new Q3 record reflecting an emphasis on postpaid acquisition at Bell Mobility and Virgin Mobile. The prepaid client base declined by 21,585 this quarter compared to a gain of 13,045 last year due to lower prepaid gross activations.

  The Bell Wireless client base reached 7,125,266 at the end of the quarter, an increase of 6.2% compared to last year.

  Postpaid churn increased slightly to 1.4% from 1.3% while prepaid churn decreased to 3.4% from 3.5%. Blended churn increased to 1.9% from 1.8% last year.

  Cost of acquisition increased by 22.5% this quarter, to $392 per gross activation, due to higher handset subsidies and commissions.

Bell Wireline Segment
The Bell Wireline segment delivered improved year-over-year EBITDA performance, continued improvement in network access line erosion and healthy subscriber activations in TV and high-speed Internet.

  Bell Wireline operating revenues decreased by 0.9% to $2,636 million this quarter as TV and data revenue growth were more than offset by decreases in local and access, long distance and equipment & other revenues.

  Bell Wireline operating income increased by 48.9% to $341 million this quarter as a result of higher EBITDA, lower restructuring and other costs and lower depreciation and amortization of intangible assets.

  Bell Wireline EBITDA increased by 5.4% this quarter, to $1,026 million, due to cost reductions and lower pension expense more than offsetting lower operating revenues.

  Local and access revenues declined by 3.1% to $759 million this quarter due to ongoing residential and business NAS erosion.

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  Total NAS declined by 92,169 this quarter compared to a decline of 103,087 last year. Business NAS declined by 23,686 this quarter compared to a decline of 26,701 last year. Residential NAS declined by 68,483 compared to a decline of 76,386 last year as retail residential NAS losses improved for the twelfth consecutive quarter. On a year-over-year basis, total NAS declined by 6.2%.

  Long distance revenues declined by 14.0% to $227 million this quarter due mainly to ongoing residential and business NAS erosion, pricing pressures in the business market, and the increased adoption of unlimited or large block-of-time plans by residential customers.

  Data revenues increased by 0.9% to $900 million this quarter as growth in IP and broadband connectivity service revenues, residential Internet service revenues and data-related equipment sales to large business customers were partly offset by lower legacy data service revenues.

  High-speed Internet subscribers increased by 21,668 this quarter compared to an increase of 21,531 in the same period last year. At the end of the quarter, Bell had 2,085,227 high-speed Internet subscribers.

  TV revenues increased by 9.3% to $437 million this quarter due to subscriber growth, price increases and higher set-top box rental revenues.

  Total TV subscribers increased by 18,538 this quarter compared to an increase of 40,665 in the same period last year. At the end of the quarter, there were 1,997,079 TV subscribers, or 3.8% more than at the end of Q3 2009.

  TV subscriber churn increased to 1.6% from 1.4% last year.

  Equipment and other revenues decreased by 4.1% to $231 million this quarter.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $762 million this quarter, or by 3.1%, due to lower local and access and long distance revenues. Bell Aliant’s operating income decreased by 2.0%, to $195 million due to lower revenues partly offset by reductions in operating expenses.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.4575 per common share, payable on January 15, 2011 to shareholders of record at the close of business on December 15, 2010.

Normal Course Issuer Bid
As of November 3, 2010, BCE has repurchased 12.6 million common shares under its 2010 NCIB program at a total cost of $375 million.

Outlook
BCE confirmed its improved financial guidance for 2010, as provided on August 5, 2010, as follows:

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2010 Guidance	Guidance	Guidance	Current Guidance
	February 4, 2010	August 5, 2010	Expectation
Bell (i)
Revenue Growth	1% - 2%	2% - 3%	On track
EBITDA Growth (ii)	2% - 4%	No change	On track
Capital Intensity	<16%	No change	On track
BCE
Adjusted EPS	$2.65 - $2.75	$2.75 - $2.80	On track
Adjusted EPS Growth	6% - 10%	10% - 12%	On track
Free Cash Flow (iii)	$2,000 M - $2,200 M	No change	On track
(i)	Bell’s 2010 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)

The most comparable Canadian GAAP financial measure is operating income. For 2010, Bell expects EBITDA growth of 2% to 4%. This range reflects expected Bell operating income of approximately $2,900 million to $3,100 million.

(iii)

The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate free cash flow in the range of $2,000 million to $2,200 million. This amount reflects expected BCE cash flows from operating activities of $5,400 million to $5,600 million.

International Financial Reporting Standards (IFRS)
The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises, including Canadian reporting issuers. BCE will prepare its financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption is also expected to differ from current IFRS due to new standards that are expected to be issued before the changeover date.

Preliminary draft reconciliations between Canadian GAAP and IFRS for BCE’s opening balance sheet at January 1, 2010 and consolidated statement of operations for the nine month period ended September 30, 2010 are provided in BCE’s Third Quarter MD&A dated November 3, 2010. As indicated in such preliminary draft reconciliations, the adoption of IFRS will result in an overall reduction of $3.5 billion in BCE’s shareholders’ equity as of January 1, 2010, mainly related to a write-down to fair value and retrospective change to the straight-line method of depreciation for certain capital assets, and the recognition of unfunded pension liability. Also based on work performed to date, the adoption of IFRS will have minimal impacts on BCE’s consolidated statement of operations with Adjusted EPS for the nine month period ended September 30, 2010 remaining unchanged at $2.24.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its third quarter results on Thursday, November 4 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8530 or toll-free 1-877-240-9772 shortly before the

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start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 5030553#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2010/20101104/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

($ millions)
BCE	Q3 2010	Q3 2009
Operating income	869	782
Depreciation and amortization of intangible assets	828	828
Restructuring and other	135	191
EBITDA	1,832	1,801
BELL	Q3 2010	Q3 2009
Operating income	674	583
Depreciation and amortization of intangible assets	686	688
Restructuring and other	133	177
EBITDA	1,493	1,448
BELL WIRELINE	Q3 2010	Q3 2009
Operating income	341	229
Depreciation and amortization of intangible assets	553	564
Restructuring and other	132	180
EBITDA	1,026	973

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BELL WIRELESS	Q3 2010	Q3 2009
Operating income	333	354
Depreciation and amortization of intangible assets	133	124
Restructuring and other	1	(3)
EBITDA	467	475

(2)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q3 2010	Q3 2009
Cash flows from operating activities	1,670	1,537
Bell Aliant distributions to BCE	73	73
Capital expenditures	(748)	(704)
Other investing activities	(24)	(38)
Dividends paid on preferred shares	(25)	(26)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(93)
Bell Aliant free cash flow	(42)	(100)
Free cash flow	812	649

(3)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

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($ millions except per share amounts)
	Q3 2010		Q3 2009
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	528	0.70	558	0.72
Restructuring and other	93	0.12	123	0.16
Net (gains) losses on investments	-	-	(32)	(0.04)
Adjusted net earnings	621	0.82	649	0.84

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2010 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), the proposed acquisition by BCE of the remaining 85% interest in CTVglobemedia Inc. (CTV) that it does not already own, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at November 4, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 4, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2010 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2010 contained in this news release, including, but not limited to: (i) growth in Canadian GDP in 2010 based on the estimates of the six major banks in Canada, (ii) consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010, (iii) revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to landline substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail

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and instant messaging substitution, (iv) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (v) wireless industry penetration growth in 2010 similar to 2009, and (vi) TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Operational Assumptions
Our forward-looking statements for 2010 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential NAS line losses steady year over year, (ii) the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans, to continue to moderate demand for communications services and induce firms to migrate from legacy services to new technologies that provide cost effective solutions to their needs, (iii) the November 2009 launch of our new HSPA/HSPA+ network to drive increased smartphone penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues, (iv) higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues, (v) new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market, (vi) our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base, (vii) Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device lineup and from faster data speeds that are allowing clients to optimize the use of Bell’s services, (viii) significant increase in our points of sale, (ix) diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration, (x) wireless EBITDA margin pressure from new entrant competition and increased subscriber acquisition and retention costs, (xi) wireless ARPU pressure from new entrant competition, (xii) expense savings, contributing to the maintenance of stable EBITDA margins, to be achieved from renegotiating contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network, and (xiii) improved wireline revenues due to revenues from the acquisition of The Source, continued strong growth in Bell’s TV business, and a continued focus on pricing discipline.

Financial Assumptions
Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010 concerning Bell (excluding Bell Aliant) including, but not limited to: (i) Bell’s cash taxes to be approximately $120 million, (ii) Bell’s total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, to be approximately $130 million, (iii) Bell’s retirement benefit plans funding to be approximately $500 million, (iv) Bell’s capital intensity to be less than or equal to 16%, and (v) Bell to continue to invest in fibre deployment to expand its wireline broadband footprint to approximately 3.6 million households by the end of 2010.

Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010, including, but not limited to: (i) restructuring and other charges in the range of $170 million to $220 million, (ii) depreciation and amortization expense slightly lower than 2009, (iii) an

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effective tax rate of approximately 20% or slightly below, and a statutory tax rate of approximately 30.6%, (iv) EPS to be positively impacted by the planned repurchase of up to $500 million of common shares under BCE’s normal course issuer bid announced in December 2009, and (v) the permanent repayment of long-term debt maturing in 2010.

The foregoing assumptions, although considered reasonable by BCE on November 4, 2010, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements, including our 2010 financial guidance, are listed below. Our ability to meet our 2010 financial guidance essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; the expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTV that it does not already own is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals; and loss of key employees.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2009 Annual MD&A dated March 11, 2010 (included in the BCE 2009 Annual Report), BCE’s 2010 First Quarter MD&A dated May 5, 2010, BCE’s 2010 Second

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Quarter MD&A dated August 4, 2010 and BCE’s 2010 Third Quarter MD&A dated November 3, 2010, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE's website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bce.ca/mentalhealth. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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